Exhibit 99.1

[Letterhead of British Columbia Ministry of Finance Corporate and Personal Property Registries]

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY

Of a Document filed with the Province of

British Columbia Registrar of Companies

/s/Ron Townshend

Ron Townshend

July 27, 2005

This Notice of Articles was issued by the Registrar on:

July 27, 2005 03:38 PM Pacific Time

Incorporation Number:

 BC0583856

Recognition Date:

Incorporated on April 21, 1979

NOTICE OF ARTICLES

Name of Company:

EUROZINC MINING CORPORATION

REGISTERED OFFICE INFORMATION

Mailing Address:

Delivery Address:

SUITE 2300 FOUR BENTALL CENTRE

SUITE 2300 FOUR BENTALL CENTRE

1055 DUNSMUIR ST

1055 DUNSMUIR ST

PO BOX 49122

PO BOX 49122

VANCOUVER BC V7X 1J1

VANCOUVER BC V7X 1J1

CANADA

CANADA

RECORDS OFFICE INFORMATION

Mailing Address:

Delivery Address:

SUITE 2300 FOUR BENTALL CENTRE

SUITE 2300 FOUR BENTALL CENTRE

1055 DUNSMUIR ST

1055 DUNSMUIR ST

PO BOX 49122

PO BOX 49122

VANCOUVER BC V7X 1J1

VANCOUVER BC V7X 1J1

CANADA

CANADA

DIRECTOR INFORMATION

Last Name, First Name Middle Name:

MASCALL, GRAHAM

Mailing Address:

Delivery Address:

35 Vine Road, East Molesey

35 Vine Road, East Molesey

Surrey, England   KT8 9L5

Surrey, England  KT8 9L5

Last Name, First Name Middle Name:

JACKSON, ALVIN WILLIAM

Mailing Address:

Delivery Address:

680 Greenwood Road

680 Greenwood Road

West Vancouver, B.C.  V7S 1X7

West Vancouver, B.C.  V7S 1X7

Canada

Canada

Last Name, First Name Middle Name:

FLETCHER, J. EDWARD (TED)

Mailing Address:

Delivery Address:

10140 St. Vincent’s Place

10140 St. Vincent’s Place

Richmond, B.C.  V7R 5R8

Richmond, B.C.  V7R 5R8

Canada

Canada

Last Name, First Name Middle Name:

BUE, CHRISTIAN

Mailing Address:

Delivery Address:

150 Rue de Longchamp

150 Rue de Longchamp

75116 Paris

75116 Paris

France

France

Last Name, First Name Middle Name:

SIMKUS, RONALD

Mailing Address:

Delivery Address:

2151 Shaughnessy Hill

2151 Shaughnessy Hill

Kamloops, B.C.   V1S 1B9

Kamloops, B.C.  V1S 1B9

Canada

Canada

Last Name, First Name Middle Name:

MULLEN, DAVID FREDERICK

Mailing Address:

Delivery Address:

585 West 27th Avenue

585 West 27th Avenue

Vancouver, B.C.  V5Z 1G3

Vancouver, B.C.  V5Z 1G3

Canada

Canada

Last Name, First Name Middle Name:

SHANAHAN, JOHN G.

Mailing Address:

Delivery Address:

70 East 96th Street, Apt. 9B

70 East 96th Street, Apt. 9B

New York, NY  10128

New York, NY  10128

United States

United States

Last Name, First Name Middle Name:

BENNER, COLIN K.

Mailing Address:

Delivery Address:

Suite 1603-1328 Marinaside Crescent

Suite 1603-1328 Marinaside Crescent

Vancouver, B.C.  V6Z 3B3

Vancouver, B.C.  V6Z 3B3

Canada

Canada

Last Name, First Name Middle Name:

GREIG, JOHN ANGUS

Mailing Address:

Delivery Address:

947 – 51st Street

947 – 51st Street

Delta, B.C.  V4M 3Z9

Delta, B.C.  V4M 3Z9

Canada

Canada

Last Name, First Name Middle Name:

BENNETT, RYAN T. (formerly BENNETT, RYAN J.)

Mailing Address:

Delivery Address:

818 Partridge Circle

818 Partridge Circle

Golden CO  80403

Golden CO  80403

United States

United States

AUTHORIZED SHARE STRUCTURE

1.  No Maximum

Common Shares

Without Par Value

Without Special Rights or

Restrictions attached